(m)(2)(i)

May 1, 2013

ING Variable Funds

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the ING Variable Funds Shareholder Service and Distribution Plan

Ladies and Gentlemen:

ING Investments Distributor, LLC ( “IID”) hereby waives a portion of the distribution fee payable to IID for ING Growth and Income Portfolio (the “Portfolio”), a series of ING Variable Funds (“IVF”), pursuant to the IVF Shareholder Service and Distribution Plan for Class A Shares (the “Distribution Plan”) in an amount equal to 0.05% per annum on the average daily net assets attributable to Class A Shares of the Portfolio as if the distribution fee specified in the Distribution Plan were 0.20%. By this letter1, we agree to waive this amount for a period May 1, 2013 through May 1, 2014.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of IVF.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:

ING Variable Funds

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

[1]	This side letter waiver agreement was initially implemented in connection with the merger of ING American Funds Growth-Income Portfolio, a series of ING Investors Trust, with and into ING Growth and Income Portfolio, effective January 22, 2011 through May 1, 2012.

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investments Distributor, LLC